UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 7, 2021 (October 6, 2021)

FirstMark Horizon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39585	85-2547650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 5th Ave, 3rd Floor
New York, NY	10011
(Address of principal executive offices)	(Zip Code)

(212) 792-2200
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FMAC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	FMAC	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FMAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

FirstMark Horizon Acquisition Corp. (“FirstMark”) is a blank check company incorporated in Delaware and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On October 6, 2021, FirstMark entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sirius Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of FirstMark (“Merger Sub”), Starry, Inc., a Delaware corporation (“Starry”), and Starry Holdings, Inc., a Delaware corporation and wholly owned direct subsidiary of Starry (“Holdings”). Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) FirstMark will merge with and into Holdings (the “SPAC Merger” and, the closing of the SPAC Merger, the “SPAC Merger Closing,” and, the time at which the SPAC Merger becomes effective, the “SPAC Merger Effective Time”), with Holdings surviving the SPAC Merger as a publicly traded entity (such surviving entity, “New Starry”) and becoming the sole owner of Merger Sub; and (b) at least twenty-four (24) hours, but no more than forty-eight (48) hours, after the SPAC Merger Effective Time, Merger Sub will merge with and into Starry (the “Acquisition Merger” and, together with the SPAC Merger and all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Starry surviving the Acquisition Merger as a wholly owned subsidiary of New Starry. New Starry will have a dual-class share structure with super voting rights for Starry’s co-founder and Chief Executive Officer, Chaitanya Kanojia.

The Business Combination

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i) at the SPAC Merger Effective Time, (a) each unit of FirstMark, each consisting of one share of Class A common stock, par value $0.0001 per share, of FirstMark (“FirstMark Class A Common Stock”) and one-third of one warrant of FirstMark (the “FirstMark Warrants”), will be automatically detached and the holder thereof deemed to hold one share of FirstMark Class A Common Stock and one-third of one FirstMark Warrant; (b) immediately following the preceding step, each share of FirstMark Class A Common Stock will be canceled and converted into a number of shares of Class A common stock, par value $0.0001 of New Starry (“New Starry Class A Common Stock”), equal to the lower of: (A) 1.2415; and (B) (1) (x) the Post-Redemption SPAC Share Number (as defined in the Merger Agreement), plus (y) 1,000,000 divided by (2) the Post-Redemption SPAC Share Number (the lower of (A) and (B), the “Class A Exchange Ratio”); (c) each FirstMark Warrant will be assumed by New Starry and converted automatically into a warrant to purchase a number of shares of New Starry Class A Common Stock calculated in accordance with the Class A Exchange Ratio; and (d) each share of Holdings common stock, par value $0.01 per share, shall be redeemed from Starry for par value;

(ii) immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), (a) each share of the Series Seed Preferred Stock, par value $0.001 per share, Series A Preferred Stock, par value $0.001 per share, Series B Preferred Stock, par value $0.001 per share, Series C Preferred Stock, par value $0.001 per share, Series D Preferred Stock, par value $0.001 per share, Series E Preferred Stock, par value $0.001 per share, Series E-1 Preferred Stock, par value $0.001 per share, Series E-2 Preferred Stock, par value $0.001 per share and Series E-3 Preferred Stock, par value $0.001 per share, of Starry will convert into a number of shares of common stock, par value $0.001 per share, of Starry (“Starry Common Stock”) as set forth in the Merger Agreement (such conversion, the “Starry Preferred Stock Conversion”) and (b) each outstanding warrant of Starry (the “Starry Warrants”) will automatically be exercised in exchange for shares of Starry Common Stock pursuant to the terms of such Starry Warrants and shall be automatically cancelled, extinguished and retired and cease to exist; and

(iii) at the Acquisition Merger Effective Time, (a) each share of Starry Common Stock, including shares of Starry Common Stock resulting from the Starry Preferred Stock Conversion, will be canceled and automatically converted into the right to receive (i) with respect to Chaitanya Kanojia, the number of shares of Class X common stock, par value $0.0001 per share, of New Starry (together with the New Starry Class A Common Stock, the “New Starry Common Stock”) equal to the quotient of 140,000,000, divided by the Fully Diluted Share Number (as defined in the Merger Agreement) (the “Acquisition Merger Exchange Ratio”) and (ii) with respect to any other persons who hold Starry Common Stock immediately prior to the Acquisition Merger Effective Time (including after giving effect to the Starry Preferred Stock Conversion), the number of shares of New Starry Class A Common Stock equal to the Acquisition Merger Exchange Ratio; (b) each share of the Series Z Preferred Stock, par value $0.001 per share, of Starry (the “Starry Series Z Preferred Stock”) will convert on a 1-for-1 basis into shares of New Starry Class A Common Stock; (c) each outstanding option of Starry (a “Starry Option”) will be converted into an option exercisable for that number of shares of New Starry Class A Common Stock calculated based on the Acquisition Merger Exchange Ratio, on the same terms and conditions as were applicable to such Starry Option; and (d) each outstanding award of restricted stock units of Starry will be converted into an award covering that number of shares of New Starry Class A Common Stock calculated based on the Acquisition Merger Exchange Ratio. The closing of the Acquisition Merger is referred to herein as the “Acquisition Merger Closing.”

The holders of FirstMark Class A Common Stock that do not elect to redeem their shares in connection with the Business Combination, will share in a pool of one million additional shares of New Starry Class A Common Stock, based on the Class A Exchange Ratio of between 1.0242 and 1.2415 depending on the number of unredeemed shares. Assuming a price of $10.00 per share of FirstMark Class A Common Stock at the SPAC Merger Closing, each share of FirstMark Class A Common Stock would receive shares of New Starry Class A Common Stock with a value ranging between $10.24 (assuming no redemptions by the stockholders of FirstMark (the “FirstMark Stockholders”)) and $12.42 (assuming redemptions resulting in the maximum Class A Exchange Ratio).

The boards of directors of FirstMark and Starry have each unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval (in the case of the FirstMark Stockholders) and adoption (in the case of the stockholders of Starry (the “Starry Stockholders”)) of the Merger Agreement and related matters by the FirstMark Stockholders and Starry Stockholders, respectively.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (a) approval of the Business Combination and related agreements and transactions by the FirstMark Stockholders and the Starry Stockholders, (b) effectiveness of the proxy / registration statement on Form S-4 (the “Registration Statement”) to be filed by Holdings in connection with the Business Combination, (c) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (d) receipt of approval for listing on the New York Stock Exchange (“NYSE”) or The Nasdaq Stock Market LLC (“Nasdaq”), as applicable, the shares of New Starry Common Stock to be issued in connection with the Business Combination, (e) that FirstMark have at least $5,000,001 of net tangible assets upon the consummation of the SPAC Merger Closing, (f) the absence of any injunctions and (g) approval of the transfer of control of all material Company Licenses (as defined in the Merger Agreement), to the extent required by the Communication Laws (as defined in the Merger Agreement), by the Federal Communications Commission (the “FCC”) and state public service or state public utility commissions. Other conditions to Starry’s obligations to consummate the Business Combination include, among others, (i) that the amount equal to, as of immediately prior to the Acquisition Merger Effective Time: (A) the funds contained in FirstMark’s trust account; plus (B) all other Cash and Cash Equivalents (as defined in the Merger Agreement) of Holdings; minus (C) the aggregate amount of cash proceeds required to satisfy the redemption of any shares of FirstMark Class A Common Stock pursuant to the redemption offer (to the extent not already paid as of immediately prior to the Acquisition Merger Effective Time); plus (D) the PIPE Investment (as defined below) actually received by FirstMark or Holdings at or prior to the Acquisition Merger Closing; plus (E) net cash proceeds actually received by Starry in consideration for the issuance of Additional Funding Shares (as defined in the Merger Agreement) (including pursuant to the Series Z Subscription Agreement (as defined below)) prior to the Acquisition Merger Closing shall be at least $300,000,000; (ii) the accuracy of the representations and warranties of FirstMark and Merger Sub as of the date of the Merger Agreement and as of the Acquisition Merger Closing; (iii) the performance or compliance of each FirstMark and Merger Sub covenant in all material respects as of or prior to the Acquisition Merger Closing; and (iv) receipt of a certificate signed by a FirstMark executive officer certifying the satisfaction of the preceding clauses (ii) and (iii).

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the SPAC Merger Closing and the Acquisition Merger Closing, as applicable, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Starry to prepare and deliver to FirstMark certain audited and unaudited consolidated financial statements of Starry, (iv) Holdings and FirstMark to prepare, with the assistance of Starry, and Holdings to file, the Registration Statement and take certain other actions to obtain the requisite approval of FirstMark Stockholders of certain proposals regarding the Business Combination and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by FirstMark, Merger Sub, Holdings and Starry. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Acquisition Merger Closing.

Termination

The Merger Agreement contains certain termination rights for both FirstMark and Starry including (but not limited to) that the Merger Agreement may be terminated at any time prior to the consummation of the Business Combination (i) by mutual written consent of FirstMark and Starry, (ii) by written notice from either FirstMark or Starry to the other if certain approvals of the FirstMark Stockholders, to the extent required under the Merger Agreement, are not obtained as set forth therein, (iii) by written notice from FirstMark, if certain approvals of the Starry Stockholders, to the extent required under the Merger Agreement, are not obtained within five (5) business days after the Consent Solicitation Statement (as defined in the Merger Agreement) is delivered or otherwise made available to Starry Stockholders, (iv) by either FirstMark or Starry in certain other circumstances set forth in the Merger Agreement, including, among others, (a) if the consummation of the Business Combination is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law (as defined in the Merger Agreement), (b) in the event of certain uncured breaches by the other party, (c) if the FirstMark Stockholders do not approve the Business Combination at the Special Meeting of FirstMark Stockholders held to vote thereupon or (d) if the Acquisition Merger Closing has not occurred on or before nine (9) months after the date of the Merger Agreement (subject to automatic extension to twelve (12) months in certain situations).

Certain Related Agreements

PIPE Subscription Agreements

On October 6, 2021, concurrently with the execution of the Merger Agreement, FirstMark entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 10,900,000 shares of New Starry Class A Common Stock (the “PIPE Subscribed Shares”) for an aggregate purchase price equal to $109 million (the “PIPE Investment”).

The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is conditioned upon, among other things, (i) there not being in force any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated thereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated thereby and no such court or governmental authority having instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition, (ii) there not being any suspension of the qualification of the offering or sale or trading of PIPE Subscribed Shares initiated or threatened by the U.S. Securities Exchange Commission (the “SEC”) and be continuing, and the PIPE Subscribed Shares having been approved for listing on the NYSE or Nasdaq, as applicable, and (iii) the prior or substantially concurrent consummation of the transactions contemplated by the Merger Agreement. The closing of the subscriptions under the PIPE Subscription Agreements (the “PIPE Investment Closing”) will occur following the SPAC Merger and immediately prior to or substantially concurrently with the consummation of the Acquisition Merger. The PIPE Subscription Agreements provide that FirstMark is required to file with the SEC, within fifteen (15) business days after the consummation of the transactions contemplated by the Merger Agreement, a registration statement covering the resale of the PIPE Subscribed Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the registration statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date FirstMark is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review.

Additionally, pursuant to the PIPE Subscription Agreements, the PIPE Investors agreed to waive any claims that they may have at the PIPE Investment Closing or in the future as a result of, or arising out of, the PIPE Subscription Agreements against FirstMark, including with respect to the trust account. The PIPE Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of FirstMark and the applicable PIPE Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied on or prior to the PIPE Investment Closing and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the PIPE Investment Closing, or (iv) July 6, 2022, if the PIPE Investment Closing has not occurred by such date and the terminating party’s breach was not the primary reason such closing failed to occur by such date.

Series Z Subscription Agreement

On October 6, 2021, concurrently with the execution of the Merger Agreement, Starry entered into the Series Z Subscription Agreement (the “Series Z Subscription Agreement”) with certain investors (collectively, the “Series Z Investors”) affiliated with FirstMark’s sponsor, FirstMark Horizon Sponsor LLC (the “Sponsor Holdco”), pursuant to, and on the terms and subject to the conditions of, which the Series Z Investors have collectively subscribed for 2,100,000 shares of the Starry Series Z Preferred Stock at a price of $10.00 per share for an aggregate purchase price equal to $21,000,000 million (the “Series Z Investment”).

The obligation of the parties to consummate the purchase and sale of shares of Starry Series Z Preferred Stock covered by the Series Z Subscription Agreement is conditioned upon, among other things, (i) all conditions precedent to the consummation of the Business Combination pursuant to the Merger Agreement having been satisfied or waived, (ii) there not being in force any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated thereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated thereby and no such court or governmental authority having instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition, (iii) all representations and warranties of each Series Z Investor and Starry in the Series Z Subscription Agreement being true and correct in all material respects as of the closing date of the consummation of the subscriptions contemplated under the Series Z Subscription Agreement and (iv) each Series Z Investor and Starry having performed, satisfied or complied in all material respects with the covenants and other agreements required by the Series Z Subscription Agreement. The closing of the Series Z Investment (the “Series Z Investment Closing”) will occur following the SPAC Merger, immediately prior to or substantially concurrent with the consummation of the Acquisition Merger.

The Series Z Subscription Agreement will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of Starry and the Series Z Investors and (iii) if, on or prior to the closing date of the Series Z Investment, any of the conditions to the Series Z Investment Closing are not satisfied or have become incapable of being satisfied, and as a result thereof, the transactions contemplated by the Series Z Subscription Agreement are not consummated.

Convertible Note Subscription Agreement

On October 6, 2021, concurrently with the execution of the Merger Agreement, FirstMark entered into subscription agreements (the “Convertible Note Subscription Agreements”), with certain institutional and other investors (“Convertible Note Investors”), pursuant to which, among other things, FirstMark agreed to issue and sell, in private placements to close (the “Convertible Note Closing”) immediately prior to or substantially concurrently with the consummation of the Acquisition Merger, an aggregate of $150 million of principal amount of convertible notes (the “Notes”, and such investment the “Convertible Notes Investment”). The Notes will be convertible into shares of New Starry Class A Common Stock (the “Underlying Shares”) at a conversion price of $12.00 per share at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Notes, which is expected to be approximately 5 years from the Convertible Note Closing. Upon conversion, New Starry will pay or deliver, as applicable, cash or a combination of cash and shares of New Starry Class A Common Stock. Upon the occurrence of a Make-Whole Fundamental Change (to be defined in the indenture that will govern the Notes (the “Indenture”)), New Starry will in certain circumstances increase the conversion rate for a specified period of time. The Notes will bear interest at a to-be-fixed rate that ranges from 7.25% to 7.75% per annum, depending on the level of Closing Surviving Corporation Cash (as defined in the Merger Agreement), payable in cash and accruing semi-annually.

Subject to the terms of the Indenture, the Notes will be guaranteed by substantially all direct and indirect domestic subsidiaries of New Starry, and will be secured by substantially all assets of New Starry and guarantors of the Notes (subject to certain exceptions). Subject to and under the terms of the Indenture, as long as a specified principal amount of the Notes remain outstanding, New Starry and substantially all of its subsidiaries are restricted from incurring certain types of debt, creating liens on its properties, paying dividends, making restricted payments or certain investments, or selling, transferring or licensing out intellectual property or other assets, among other restrictions.

The Notes will be redeemable, in whole or in part (subject to the “Partial Redemption Limitation” (to be defined in the Indenture)), at New Starry’s option (A) at any time, and from time to time but up to a specified principal amount, on or after the date that is two (2) years following the date of the Convertible Note Closing, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds 150% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date New Starry sends the related redemption notice; and (ii) the trading day immediately before the date New Starry sends such notice, and (B) at any time, and from time to time, on or after the date that is three (3) years following the date of the Convertible Note Closing, and on or before the 20th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, but only if the last reported sale price per share of New Starry Class A Common Stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date New Starry sends the related redemption notice; and (ii) the trading day immediately before the date New Starry sends such notice. In addition, calling any Note for redemption will constitute a Make-Whole Fundamental Change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption and prior to the second business day immediately before the related redemption date.

If a Fundamental Change (to be defined in the Indenture) occurs prior to the maturity date, holders of the Notes will have the right to require New Starry to repurchase all or any portion of their Notes in principal amounts of $1,000 or an integral multiple thereof, at a repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The obligations of each party to consummate the transactions contemplated by the Convertible Note Subscription Agreements are conditioned upon, among other things, the entry into the Indenture consistent with the terms set forth in the Convertible Note Subscription Agreement and the satisfaction or waiver of the conditions to the closing of the transactions contemplated by the Merger Agreement. The Convertible Note Subscription Agreements provide that FirstMark is required to file with the SEC, within fifteen (15) business days after the consummation of the transactions contemplated by the Merger Agreement, a registration statement covering the resale of the Underlying Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) sixty (60) calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the registration statement, the ninetieth (90th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date FirstMark is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Convertible Note Subscription Agreements also provide the Convertible Note Investors with certain “demand” and “piggy-back” registration rights relating to the Underlying Shares, subject to certain requirements and customary conditions.

The Convertible Note Subscription Agreements will terminate, and be of no further force and effect, upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms without being consummated, (ii) upon the mutual written agreement of FirstMark and the applicable Convertible Note Investor, (iii) if the conditions set forth therein are not satisfied or are not capable of being satisfied on or prior to the Convertible Note Closing and, as a result thereof, the transactions contemplated therein will not be or are not consummated at the Convertible Note Closing, or (iv) July 6, 2022, if the Convertible Note Closing has not occurred by such date and the terminating party’s breach was not the primary reason such closing failed to occur by such date. The Convertible Note Closing is not a condition to the closing of the Business Combination.

Sponsor Support Agreement

On October 6, 2021, FirstMark announced entry into a Support Agreement (the “Sponsor Support Agreement”), by and among FirstMark, the Sponsor Holdco, the persons set forth on Schedule I thereto (together with the Sponsor Holdco, the “Sponsors”), Holdings and Starry, pursuant to which the Sponsors agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Subject to and conditioned upon the occurrence of the Acquisition Merger Effective Time, each Sponsor has agreed that such Sponsor shall not transfer any shares of New Starry Common Stock held by such Sponsor during the period commencing immediately after the Acquisition Merger Effective Time and ending upon the earlier to occur of (x) 8:00 a.m. Eastern Time on the date that is twelve (12) months after (and excluding) the date of the Acquisition Merger Closing and (y) the occurrence of a Trigger Event (as defined in the Sponsor Support Agreement) without New Starry’s prior written consent, subject to certain permitted transfers as provided in the Sponsor Support Agreement.

Under the Sponsor Support Agreement, the Sponsors have also agreed that, during the period commencing on the date of the Acquisition Merger Closing and ending on the date that is five (5) years from such date (the “Earn-out Period”), they will subject 6,672,500 shares of New Starry Class A Common Stock held by the Sponsors (the “Earn-out Shares”) to potential forfeiture to New Starry for no consideration until the occurrence of certain triggering conditions as further described below. The Earn-out Shares will be comprised of (a) one tranche of shares equal to one third of the Earn-out Shares that will vest, and no longer be subject to forfeiture to New Starry for no consideration, if at any time during the Earn-out Period, the Closing Price (as defined in the Sponsor Support Agreement) is equal to or exceeds $12.50 per share for 20 out of any 30 consecutive trading days, (b) one tranche of shares equal to one third of the Earn-out Shares that will vest, and no longer be subject to forfeiture to New Starry for no consideration, if at any time during the Earn-out Period, the Closing Price (as defined in the Sponsor Support Agreement) is equal to or exceeds $15.00 per share for 20 out of any 30 consecutive trading days, and (c) one tranche of shares equal to one third of the Earn-out Shares that will vest, and no longer be subject to forfeiture to New Starry for no consideration, if at any time during the Earn-out Period, the Closing Price (as defined in the Sponsor Support Agreement) is equal to or exceeds $17.50 per share for 20 out of any 30 consecutive trading days. If one or more of the vesting conditions as described in clauses (a) – (c) above has not occurred by the end of the Earn-out Period, the applicable tranche of Earn-out Shares will be forfeited to New Starry for no consideration.

Each Sponsor has further agreed that, immediately prior to the SPAC Merger Effective Time, each Sponsor shall contribute, transfer, assign, convey and deliver to FirstMark all of each Sponsor’s right, title and interest in, to and under such Sponsor’s shares of FirstMark Class B common stock, par value $0.0001 per share (“First Mark Class B Common Stock”) in exchange for shares of FirstMark Class A Common Stock (the “Class B Exchange”). In connection with the Class B Exchange, (a) 10,230,000 outstanding shares of FirstMark Class B Common Stock held by the Sponsor shall be exchanged and converted into shares of FirstMark Class A Common Stock equal to (i) 9,230,000 divided by (ii) the Class A Exchange Ratio; and (b) 30,000 outstanding shares of FirstMark Class B Common Stock held by each independent director of FirstMark shall be exchanged and converted into the number of shares of FirstMark Class A Common Stock equal to (i) 30,000 divided by (ii) the Class A Exchange Ratio.

Starry Holders Support Agreement

On October 6, 2021, FirstMark also announced entry into a Support Agreement (the “Starry Holders Support Agreement”), by and among FirstMark, Holdings, Starry and certain Starry Stockholders. Pursuant to the Starry Holders Support Agreement, Starry Stockholders agreed to, among other things, vote to adopt and approve, as soon as reasonably practicable after (but not before) the effectiveness of the Registration Statement, the Merger Agreement and all other documents and transactions contemplated thereby, in each case, subject to the terms and conditions of the Starry Holders Support Agreement, and vote against any alternative merger, purchase of assets or proposals that would impede, frustrate, prevent or nullify any provision of the Business Combination, the Merger Agreement or the Starry Holders Support Agreement or result in a breach of any covenant, representation, warranty or any other obligation or agreement thereunder.

Pursuant to the Starry Holders Support Agreement, Starry Stockholders also agreed to, among other things, (a) to the extent required or applicable, vote or provide consent for purposes of authorizing and approving the Business Combination or the Merger Agreement, (b) when any meeting of Starry Stockholders is held, appear at such meeting or otherwise cause the Starry Stockholder’s Voting Covered Shares (as defined in the Starry Holders Support Agreement) to be counted as present thereat for the purposes of establishing a quorum and (c) vote or provide consent in any other circumstances upon which a consent or other approval is required under Starry’s organizational documents or the Investment Agreements (as defined in the Starry Holders Support Agreement).

Each Starry Stockholder has also agreed that its shares of Starry Common Stock (including any securities convertible into or exercisable or exchangeable for Starry Common Stock) shall be subject to a lock-up pursuant to the terms of the bylaws of New Starry following the Acquisition Merger Closing.

Registration Rights Agreement

The Merger Agreement contemplates that, immediately prior to the SPAC Merger Closing, FirstMark, Starry, Holdings, certain FirstMark Stockholders and certain Starry Stockholders (as defined in the Merger Agreement) will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Holdings will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Holdings common stock and other equity securities of Holdings that are held by the parties thereto from time to time.

The foregoing description of the Merger Agreement, PIPE Subscription Agreements, Series Z Subscription Agreement, Convertible Note Subscription Agreement, Sponsor Support Agreement and Starry Holders Support Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, PIPE Subscription Agreements, Series Z Subscription Agreement, Convertible Note Subscription Agreement, the Sponsor Support Agreement and the Starry Holders Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, PIPE Subscription Agreements, Series Z Subscription Agreement, Convertible Note Subscription Agreement, the Sponsor Support Agreement and the Starry Holders Support Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about FirstMark or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the PIPE Subscription Agreements, Series Z Subscription Agreement, the Convertible Note Subscription Agreement, the Sponsor Support Agreement, the Starry Holders Support Agreement and the other documents related thereto were made only for purposes of the Merger Agreement or such other agreement (as applicable) as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the PIPE Subscription Agreements, Series Z Subscription Agreement, the Convertible Note Subscription Agreement, the Sponsor Support Agreement and the Starry Holders Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the PIPE Subscription Agreements, Series Z Subscription Agreement, the Convertible Note Subscription Agreement, the Sponsor Support Agreement or Starry Holders Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the PIPE Subscription Agreements, Series Z Subscription Agreement, the Convertible Note Subscription Agreement, the Sponsor Support Agreement or the Starry Holders Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the PIPE Subscription Agreements, Series Z Subscription Agreement, the Convertible Note Subscription Agreement, the Sponsor Support Agreement or the Starry Holders Support Agreement, as applicable, which subsequent information may or may not be fully reflected in the FirstMark’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment, and the Convertible Note Investment is incorporated by reference in this Item 3.02. The PIPE Subscribed Shares to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On October 7, 2021, FirstMark and Starry issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation first made available on October 7, 2021, for use by FirstMark in meetings with certain of its stockholders as well as other persons with respect to FirstMark’s proposed transaction with Starry, as described in this Current Report on Form 8-K.

Attached as Exhibit 99.3 and incorporated herein by reference is the transcript from a recording first made available on October 7, 2021, in which executives from FirstMark and Starry discuss the Business Combination.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of FirstMark under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3.

Additional Information about the Business Combination and Where to Find It.

In connection with the Business Combination, Holdings will file the Registration Statement with the SEC. The Registration Statement will include a proxy statement of FirstMark and a prospectus of Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark Stockholders. Additionally, Holdings and FirstMark will file other relevant materials with the SEC in connection with the Business Combination. Copies of the Registration Statement, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the Business Combination because they will contain important information about the Business Combination and the parties to the Business Combination.

The documents filed by FirstMark with the SEC also may be obtained free of charge at FirstMark’s website at www.firstmarkhorizon.com or upon written request to 100 5th Ave, 3rd Floor New York, NY 10011.

Participants in Solicitation

FirstMark, Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark Stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of FirstMark’s directors and officers in FirstMark’s filings with the SEC, including FirstMark’s registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark’s securities have changed from the amounts reported in FirstMark’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark Stockholders in connection with the Business Combination will be included in the proxy statement/prospectus relating to the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the Business Combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to anticipated financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, and the timing of the completion of the Business Combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. In addition, there will be risks and uncertainties described in the Form S-4 and other documents filed by FirstMark or Holdings from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Holdings following the announcement of the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the Business Combination and the private placement of common stock or due to failure to obtain approval of the FirstMark Stockholders; (3) the risk that the transaction may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the FirstMark Stockholders, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (7) volatility in the price of FirstMark’s, Starry’s or Holdings’ securities; (8) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (9) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the Business Combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Holdings or FirstMark gives any assurance that Starry, Holdings or FirstMark will achieve its expectations. None of Starry, Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 6, 2021
10.1	Form of PIPE Subscription Agreement
10.2	Form of Series Z Subscription Agreement
10.3	Form of Convertible Note Subscription Agreement
10.4	Sponsor Support Agreement, dated as of October 6, 2021
10.5	Form of Starry Holders Support Agreement
99.1	Joint Press Release, dated as of October 7, 2021
99.2	Investor Presentation, dated as of October 7, 2021
99.3	Transcript of Recorded Investor Presentation, dated as of October 7, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMark Horizon Acquisition Corp.

Date: October 7, 2021	By:	/s/ Amish Jani
	Name:	Amish Jani
	Title:	President